As filed with the Securities and Exchange Commission on December 6, 2004.

Registration No. 333-118491

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENVIRONMENTAL POWER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	75-3117389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Cate Street, 4th Floor

Portsmouth, New Hampshire 03801

(603) 431-1780

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph E. Cresci

Chairman

Environmental Power Corporation

One Cate Street, 4th Floor

Portsmouth, New Hampshire 03801

(603) 431-1780

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott E. Pueschel, Esq.

Pierce Atwood LLP

1 New Hampshire Avenue, Suite 350

Portsmouth, New Hampshire 03801

Approximate date of commencement of proposed sale to the public: As soon as practicable following the date on which the Registration Statement becomes effective.

If any of the securities being registered on this form are offered as a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof pursuant to Item 11(a)(1) of this Form, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE (1)

Title of each Class of Securities to be Registered	Amount to be Registered(2)		Proposed Maximum Offering Price Per Share(5)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(6)
Common Stock	1,017,712	(3)	$6.965	$7,088,364.08	$899.00
Common Stock Underlying Warrants	659,976	(4)	$6.965	$4,596,732.84	$583.00
TOTAL	1,677,688		$6.965	$11,685,096.92	$1,482.00

(1)	As originally filed on August 23, 2004, the registration statement to which this amendment relates registered 7,124,400 shares of common stock and 4,619,701 shares of common stock underlying warrants, for a total of 11,704,101 shares registered, at a proposed maximum offering price of $0.995 per share. On November 30, 2004, the Registrant effected a 7-for-1 reverse split of its common stock (the “Reverse Split”). As a result, the figures appearing in the following table have been adjusted accordingly (with variations in share amounts due to rounding) from the amounts reflected in the corresponding table appearing on the cover page of the initial filing of the registration statement to which this amendment relates. The total number of shares registered, after giving effect to the Reverse Split, has decreased by approximately 41 shares.

(2)	In accordance with Rule 416, there are hereby being registered an indeterminate number of additional shares of common stock which may be issued as a result of the anti-dilution provisions of the warrants.

(3)	Registered for resale by certain securityholders of the Registrant.

(4)	Registered for resale upon exercise of outstanding warrants held by certain securityholders of the Registrant.

(5)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the bid and asked prices of the Registrant’s common stock, as reported on the OTC Bulletin Board on August 18, 2004, as adjusted to give effect to the Reverse Split.

(6)	The registration fee was calculated in accordance with Rule 457(c) and is based on the average of the bid and asked prices of the Registrant’s common stock, as reported on the OTC Bulletin Board on August 18, 2004, as adjusted to give effect to the Reverse Split. A fee in the amount of $1,482.00 was previously paid in connection with the initial filing, on August 23, 2004, of the registration statement to which this amendment relates; therefore, no fee is now due.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell their securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 6, 2004.

PROSPECTUS

ENVIRONMENTAL POWER CORPORATION

1,677,688 shares of common stock

This prospectus describes the registration of 1,677,688 shares of common stock of Environmental Power Corporation, of which 1,017,712 shares are issued and outstanding and 659,976 shares are issuable upon exercise of outstanding warrants. We will be issuing, in private transactions, the shares of common stock issuable upon exercise of the warrants.

We do not know if any or all of the warrants will be exercised. The selling shareholders will have to exercise the warrants in order to sell the underlying shares of common stock that are offered for resale in this prospectus.

The shares of common stock covered by this prospectus may be sold by the selling shareholders from time to time at market prices or at negotiated prices in the case of private transactions. Our common stock is quoted for trading on the OTC Bulletin Board under the symbol “EVPW.” On December 3, 2004, the closing sale price of our common stock on the OTC Bulletin Board was $8.25 per share.

The address of our principal executive offices is One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801 and our telephone number is (603) 431-1780.

Investing in our common stock involves certain risks. See “Risk Factors” commencing on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December     , 2004.

i

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Environmental Power Corporation

Our mission is to be a leading company in resource management and energy production technologies that serve multiple socially responsible markets. Since inception, we have been an independent developer and owner of non-commodity, renewable and alternative energy facilities that produce biofuels or electricity by utilizing fuel derived from our agricultural waste management processes or alternative fuel sources such as waste coal. Such fuel sources generally are not subject to the pricing and market fluctuations of commodity fuels and, in some instances, are considered renewable energy fuels. We have developed seven hydroelectric plants, two municipal waste projects, and three waste coal-fired generating facilities. We sold or transferred all of these projects either in development or after completion. We currently have two principal business units, Buzzard Power Corporation and Microgy Cogeneration Systems, Inc., which are described below.

•	Buzzard Power Corporation, referred to as Buzzard, which since 1994 has owned the leasehold interest in a waste coal-fired facility in Scrubgrass, Pennsylvania, which leasehold interest extends through the year 2016. This facility has yielded over $50 million in annual revenues to Environmental Power Corporation over each of the last several years.

•	Microgy Cogeneration Systems, Inc., referred to as Microgy, which is developing and marketing facilities that produce renewable energy from animal wastes and other by-products from the agricultural and food industries, using a proven anaerobic digestion technology which our management believes is superior to competing alternatives. We acquired Microgy in 2001. Microgy has begun construction on its first facilities and is expected to produce its initial revenues in late 2004.

Environmental Power Corporation was incorporated in May 2003 and is the successor holding company to our subsidiary, EPC Corporation, which was originally incorporated in Delaware in 1982. EPC Corporation became a publicly traded company in 1986, and its successor, Environmental Power Corporation is currently quoted on the OTC Bulletin Board market (symbol: POWR). The address of our principal executive offices is One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801 and our telephone number is (603) 431-1780.

The information on our Internet website is not incorporated by reference in this prospectus.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

THE OFFERING

Common stock offered by selling stockholders	1,677,688 shares

Use of proceeds	Environmental Power Corporation will not receive any proceeds from the sale of shares in this offering.

OTC Bulletin Board Trading Symbol	EVPW

RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk. You should purchase the common stock only if you are sophisticated in financial matters and business investments. You should carefully consider the following factors before purchasing our common stock.

Microgy has very little operating history from which to evaluate its business and products.

Our subsidiary, Microgy Cogeneration Systems, Inc., referred to as Microgy, was formed in 1999 and is still in the development stage. Microgy intends to develop facilities that use environmentally friendly anaerobic digestion and other technologies to produce bio-energy from animal and organic wastes. Because a large part of our future business is expected to involve Microgy’s anaerobic digester projects and Microgy is an unproven enterprise with very little operating history, we are unable to determine whether our investment in Microgy will prove to be profitable.

Microgy has experienced losses to date and we anticipate it will continue to experience losses in 2005.

Microgy had accumulated losses due primarily to expenses of business development of approximately $12,726,016 through September 30, 2004. We expect our Microgy subsidiary to continue to incur losses, reduce our earnings or, as the case may be, add to our earnings deficit as we seek to further develop its business. These ongoing losses would adversely affect our financial condition into 2005.

The marketplace for Microgy’s anaerobic digester technology is complex, still developing and subject to change and, therefore, we cannot predict how all projects will be developed, what Microgy’s costs will be or, consequently, Microgy’s outlook for profitability.

Microgy markets its anaerobic digester technology in a complicated and changing environment. Due to the many possible applications for Microgy’s technology, and the many possible ways in which projects deploying Microgy’s technology might be structured, Microgy may decide to develop and own facilities, sell and operate facilities or some combination of the foregoing, either alone or in conjunction with others. These determinations are expected to be made on a case-by-case basis. As a result, despite the revenue potential, we are unable to project with certainty Microgy’s organizational, structural, staffing or other overhead costs, or whether any facility, or Microgy as a whole, will generate a profit. If Microgy fails to generate a profit, your investment in our common stock will be adversely affected.

If we are unable to obtain needed financing for Microgy’s anaerobic digester projects, the value of our Microgy investment may be reduced significantly.

We are seeking and will require corporate, project or group financing to fund the cost of any development we may decide to pursue for our anaerobic digester projects. This financing may be difficult or impossible for us to obtain. If we are unable to obtain such financing, the value of our Microgy investment may be reduced significantly, and we may be required to substantially curtail our business or completely cease construction or operation of any anaerobic digester projects. This financing will depend on prospective lenders’ or investors’ review of our financial capabilities as well as specific projects and other factors, including assessment of our ability to successfully construct and manage each project.

The market for anaerobic digester technology is crowded, and our market share may not be sufficient to be profitable.

There are many companies that offer anaerobic digester systems. We believe that at least 60 companies offer complete systems or components to these systems in the U.S. market. Competition from these companies may constrain our market share to a degree that we are not profitable. Although we are unaware of any competitors pursuing a business strategy similar to Microgy’s, a number of competitors have more mature businesses and have successfully installed anaerobic digester systems.

We currently rely on the Scrubgrass plant for almost all of our operating revenues.

We own a 22-year leasehold interest that commenced in 1994 in our Scrubgrass plant, a waste coal fired electric generating facility in Pennsylvania. Because almost all of our operating revenue currently results from the Scrubgrass plant, we are dependent on its successful and continued operations. Increased working capital requirements of the Scrubgrass plant, significant unscheduled shutdowns or large increases in interest rates at Scrubgrass would reduce our cash flow. This may necessitate a substantial curtailment of our operations and require the termination of any anaerobic digester projects and would have an adverse effect on our results of operations.

On September 4, 2003, we entered into a Note Purchase Agreement with Crystal Creek Coalpower Funding, LLC, an affiliate of ArcLight Energy Partners Fund I, L.P., referred to as ArcLight, pursuant to which our subsidiary, EPC Corporation, which holds as its sole asset the stock of Buzzard, agreed to issue and sell to ArcLight up to $5,400,000 original principal amount of its 20.0% Senior Secured Notes due December 31, 2012, consisting of Note A in the original principal amount of $3,700,000 and Note B in the original principal amount of $1,700,000. ArcLight purchased Note A on September 4, 2003, as a result of which EPC Corporation received gross proceeds of $3.7 million. We do not expect to satisfy the conditions to the purchase of Note B. The aggregate minimum principal and interest to be paid by EPC Corporation on Note A over the term of Note A is $4.8 million. We will not receive any distribution until Note A is paid off. Once Note A is paid off, we will receive the next $1.4 million of distributions. Thereafter, future distributions will be shared equally through December 31, 2012.

If we default in our obligations under our loan agreement with ArcLight, we will lose ownership of our subsidiary, EPC Corporation, and, thereby, the leasehold interest in the Scrubgrass facility.

Our loan from ArcLight is secured by a pledge of all of the outstanding stock of our subsidiary, EPC Corporation, which in turns holds our interest in Buzzard Power Corporation as its sole asset, the entity that maintains the Scrubgrass facility. If we were to default on our obligations under our agreements with ArcLight, ArcLight would have the right to foreclose on this pledge and take ownership of EPC Corporation. As a result, we would lose our interest in the Scrubgrass facility, which is currently our most significant operating asset and revenue source.

The events of default under our agreements with ArcLight are narrowly defined. The most significant default is related to non-payment. We are only required to make payments when there is a distribution from Scrubgrass. Nevertheless, if we do not make any payments in a 24-month period, a default under our agreements with ArcLight would be triggered.

We do not control the management of the Scrubgrass plant, our primary revenue-generating asset.

We have a management services agreement with PG&E National Energy Group to manage the Scrubgrass plant and a 15-year operation and maintenance agreement with PG&E Operating Services to operate the facility. These agreements contain provisions that limit our participation in the management and operation of the Scrubgrass plant. Because we do not exercise control over the operation or management of the Scrubgrass plant, decisions may be made, notwithstanding our opposition that may have an adverse effect on our business.

Our current power generation revenue is derived from only one customer, the loss of which would severely harm our financial condition and the value of your investment.

Our Scrubgrass plant power generation revenue is earned under a long-term power purchase agreement for all output with one customer, Pennsylvania Electric Company, or Penelec, a subsidiary of FirstEnergy

Corporation. This concentration of our revenue with this customer will continue for the foreseeable future. If this customer goes out of business or defaults on its payments to us, our financial condition will be adversely affected.

A large increase in interest rates may adversely affect our operating results.

Our Buzzard and EPC Corporation subsidiaries are leveraged with variable rate and fixed rate debt obligations. Additionally, Buzzard has lease expenses that are based on the principal, interest and fees of the debt obligations of the lessor of our Scrubgrass facility, most of which carries variable rate interest. The following table shows that over 90% of our debt obligations and lease obligations have variable interest rates. Therefore, significant increases in market interest will adversely affect our operating results since we are required to pay the Scrubgrass lessor’s debt obligations as a base lease expense. For example, a 1% increase in LIBOR and our quoted bond rates would result in a $1.4 million increase in our lease expense.

	Balance at September 30, 2004	Balance at December 31, 2003	Interest Rate
EPC Corporation’s debt obligations
Arclight Note Payable	3,463,159	3,916,160	20%
Buzzard’s debt obligations (maturity):
Variable rate term loan (2004)	0	389,535	LIBOR + 1.250%
Working capital loan (2008)	2,221,000	2,433,261	LIBOR + 1.250%

TOTAL DEBT	5,684,159	6,738,956
% Variable Rate Debt/Total Debt	39%	36%

Buzzard’s lease obligations (maturity):
Tax-exempt bonds (2012)	135,600,000	135,600,000	Quoted Bond Rates
Swap rate term loan (2005)	4,412,664	6,268,163	7.6725%
Variable rate term loan (2004)	0	3,687,000	LIBOR + 1.250%

TOTAL DEBT & LEASE OBLIGATIONS	145,696,823	152,294,119
% VARIABLE RATE/TOTAL DEBT	95%	93%

Our Scrubgrass plant’s long-term power purchase agreement is subject to a change in rates in 2005 and market conditions in its later years that may affect our profitability.

The Scrubgrass plant generates electricity that is sold at rates established under a long-term power purchase agreement with Penelec, approved by the Pennsylvania Public Utility Commission. For years 2005 through 2012, the agreement provides for a rate determined based on a scheduled rate adjusted for actual inflation during prior contract years compared to the automatic 5% adjustment in such prior years. Contracted rates in the later years of the agreement are determined with reference to then existing market conditions. Therefore, the existence of inflation less than 5% in years prior to 2005 will negatively impact our revenue. Low wholesale energy rates during the later years of the power purchase agreement would also negatively impact our profitability and could adversely affect our financial position.

We are a small company and the entrance of large companies into the alternative fuels and renewable energy business will likely harm our business.

Competition in the traditional energy business from electric utilities and other energy companies is well established with many substantial entities having multi-billion dollar, multi-national operations. Competition in the alternative fuels and renewable energy business is expanding with the growth of the industry and the advent of many new technologies. Larger companies, due to their better capitalization, will be better positioned to develop new technologies and to install existing or more advanced renewable energy generators, which could harm our market share and business.

If we are unable to obtain sufficient waste resources for our Microgy renewable energy technologies, Microgy will not likely operate profitably.

The performance of our renewable energy technologies is dependent on the availability of animal or other organic waste resources to produce the raw energy and meet performance standards in the generation of power or bio-fuel. Lack of these waste resources or adverse changes in the nature or quality of such waste resources would seriously affect our ability to develop and finance projects and to operate efficiently and generate income. As a result, our revenue and financial condition would be materially and negatively affected. We cannot assure you that waste resources will be available in the future for free or at a price that makes them affordable for our waste-to-energy technologies.

Because we have not filed patents to protect Microgy’s intellectual property, we might not be able to prevent others from employing competing products. Conversely, others who have filed for patent or other protection might be able to prevent us from employing our products.

Neither we nor, we believe, our licensor have filed any patent applications on the intellectual property Microgy plans to use. Should we or our licensor decide to file patent applications, we cannot assure you that any patent applications relating to our existing or future products or technologies will result in patents being issued, that any issued patents will afford adequate protection to us, or that such patents will not be challenged, invalidated, infringed or circumvented. Furthermore, we cannot assure you that others have not developed, or will not develop, similar products or technologies that will compete with our products without infringing upon, or which do not infringe upon, our intellectual property rights.

Third parties, including potential competitors, may already have filed patent applications relating to the subject matter of our current or future products. In the event that any such patents are issued to such parties, such patents may preclude our licensors from obtaining patent protection for their technologies, products or processes. In addition, such patents may hinder or prevent us from commercializing our products and could require us to enter into licenses with such parties. We cannot assure you that any required licenses would be available to us on acceptable terms, or at all.

We rely heavily on confidentiality agreements and licensing agreements to maintain the proprietary nature of our base of technologies relating to currently licensed technologies. To compete effectively, we may have to defend the rights to our intellectual property from time to time. Such defense costs may be significant. As a result, we may lack the financial resources to adequately defend our intellectual property.

If our relationship with the licensor of our technology were terminated for any reason, such licensor ceased doing business or we fail to fulfill our obligations under our license agreement, our Microgy subsidiary likely could not continue to operate.

Microgy licenses its anaerobic digester technology from Danish Biogas Technology, A.S., referred to as DBT, a Danish company. The license agreement grants to Microgy a perpetual, exclusive license to develop projects based on this technology in North America. Pursuant the license agreement, Microgy is required to pay royalties and engineering and design fees to DBT in connection with the development of projects. Microgy relies upon DBT for technical advice and engineering assistance. Therefore, if DBT were to cease doing business, Microgy’s business may be materially and negatively impacted. Microgy entered into an amendment to the license agreement with DBT for modifications deemed favorable to Microgy. However, in order to maintain these more favorable provisions, Microgy must initiate construction on at least five facilities prior to April 14, 2005. While Microgy expects to be able to satisfy this condition, if it were unable to do so, its business would be materially adversely affected.

The large number of tasks that need to be accomplished for the development of power projects and other projects based on our anaerobic digester technology increases the possibility that such projects will incur costly delays.

In our development of power projects and other projects based on our anaerobic digester technology for ourselves or on behalf of our customers, we are required to enter into or obtain some or all of the following:

•	Site agreements;

•	Supply contracts;

•	Design/build or other construction related agreements;

•	Power sales contracts;

•	Various co-product sales agreements;

•	Waste disposal agreements;

•	Licenses;

•	Environmental and other permits;

•	Local government approvals; and

•	Financing commitments required for the successful completion of development projects.

Our failure to accomplish any of these objectives could materially increase the cost or prevent the successful completion of development projects and incur the loss of any investment made. These events could adversely affect our business and results of operations.

Poor fuel and other materials quality may expose us to environmental liability and reduce our operating results.

For our Scrubgrass facility, we obtain waste coal primarily from coal mining companies on a long-term basis because waste coal is plentiful and generally creates environmental hazards, such as acid drainage, when not disposed of properly. The waste coal is burned in the Scrubgrass facility using a circulating fluidized bed combustion system. During the circulating fluidized bed combustion process, the waste coal is treated with other substances such as limestone. Depending on the quality of the waste coal and the limestone, the facility operator may need to add additional waste coal or other substances to create the appropriate balance of substances in order to produce the best fuel or sorbent consistency for power generation and compliance with air quality standards. Therefore, the cost of generating power is directly impacted by the quality of the waste coal, which supplies the Scrubgrass power generation facility. Certain conditions, such as poor weather, can create situations where the facility operator has less control over the quality of the waste coal. Poor fuel quality may impact our future operating results.

The composition of effluents from our anaerobic digester facilities is not certain and may expose us to liability.

In some cases, we may be responsible for handling the wastes that will be produced by some of our anaerobic digester facilities. We do not have experience in handling or disposing of such wastes. Handling and disposing of such wastes could result in unpredictable regulatory compliance costs, related liabilities and unwanted materials in waste effluents and co-products, all of which could harm our financial condition.

Our products and services involve long sales cycles that result in high costs and uncertainty.

The negotiation of the large number of agreements necessary to sell, develop, install, operate and manage any of our facilities, as well as to market the energy and other co-products and to provide necessary related resources and services, involves a long sales cycle and decision-making process. Delays in the parties’ decision-making process are outside of our control and may have a negative impact on our cost of sales, receipt of revenue and sales projections. We expect that, in some cases, it may take nine months to a year or more to obtain decisions and to negotiate and close these complex agreements.

Because the market for renewable energy and waste management is unproven, it is possible that we may expend large sums of money to bring our offerings to market and the revenue that we derive may be insufficient to fund our operations.

Our business approach to the renewable energy and waste management industry may not produce results as anticipated, be profitable or be readily accepted by the marketplace. We cannot estimate whether demand for facilities based on our technology will materialize at anticipated prices, or whether satisfactory profit margins will be achieved. If such pricing levels are not achieved or sustained, or if our technologies and business approach to our markets do not achieve or sustain broad acceptance, our business, operating results and financial condition will be materially and negatively impacted.

If we violate performance guarantees granted to Penelec we will be required to provide them with an incentive payment.

Our agreement for the sale of power to Penelec contains a provision that requires our Scrubgrass facility to provide Penelec with a minimum output of 85% based on a rolling 3-year average. If we do not comply with this performance guarantee, we will be required to compensate Penelec with an incentive payment. The payment of an incentive payment would have an adverse effect on our financial condition.

Our products and services may be subject to numerous governmental regulations.

We expect to provide services that may be subject to various government regulations, including regulations covering air and water quality and related pollution issues. These regulations are mandated by the United States Environmental Protection Agency and various state and local governments and are usually implemented through a permitting process, with ongoing compliance requirements thereafter. In addition, our activities will fall under a number of health and safety regulations and laws and regulations relating to farms and zoning. Compliance with these regulations and permitting requirements could delay the development of projects and could be costly and harm our financial condition.

Furthermore, there are presently various pending legislative proposals that would amend or comprehensively restructure the Public Utility Regulatory Policies Act of 1978, or PURPA, and the electric utility industry. If PURPA is amended or repealed, the statutory requirement that electric utilities purchase electricity from qualifying facilities, or QFs, at full-avoided cost could be repealed or modified. While we expect that existing contracts would be honored, the repeal or modification of these statutory purchase requirements under PURPA in the future could, among other things, increase pressure from electric utilities to renegotiate existing contracts. Should there be changes in statutory purchase requirements under PURPA, and should these changes result in amendments to our current power purchase agreement with Penelec for our Scrubgrass facility that reduce the contract rates, our results of operations and financial position could be negatively impacted.

Our power producing activities could be subject to costly regulations and tariffs.

Our Scrubgrass facility produces power for sale to the local electrical grid, as will many of our planned bio-energy projects. The sale of this power may come under the regulations of various state public utility commissions, although such sales are currently exempt. These commissions set the price tariffs under which energy can be sold or purchased and they set the design standards for the interconnection of power producing equipment with the electrical power grid. Many of our power projects where electricity is sold to the grid may come under regulation by these commissions. These regulations may impede or delay the process of approving and implementing our projects. Substantial delays may materially affect our financial condition.

Government regulations can be burdensome and may result in delays and expense. In addition, modifications to regulations could adversely affect our ability to sell power or to implement our chosen strategy for the sale of power. Subsequent changes in the applicable regulations could also affect our ability to sell or install new facilities or develop and install facilities in an efficient manner or at all. Failure to comply with applicable regulatory requirements can result in, among other things, operating restrictions and fines that could harm our financial condition.

We have numerous outstanding options and warrants which may adversely affect the price of our common stock.

As of September 30, 2004, after giving effect to a 1-for-7 reverse split of our common stock on November 30, 2004, we had outstanding options, both vested and unvested, and warrants to acquire up to approximately 2,220,951 shares of our common stock at prices ranging from $1.19 to $21.56 per share. For the term of such options and warrants, the holders thereof will have an opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. This may have an adverse affect on the price of our common stock and on the terms upon which we could obtain additional capital. It should be expected that the holders of such options and warrants would exercise them at a time when we would be able to obtain equity capital on terms more favorable then those provided by the options and warrants.

The issuance of preferred stock may adversely affect the price of our Common Stock, which could cause a reduction in the value of your investment.

We are authorized to issue up to two million shares of preferred stock. The preferred stock may be issued in series from time to time with such designations, rights, preferences and limitations as our Board of Directors may determine by resolution without shareholder approval. No shares of preferred stock are currently outstanding. However, the potential exists that preferred stock might be issued which would grant dividend and liquidation preferences over our common stock, diminishing the value of our common stock.

A significant sale of our outstanding restricted common stock into the market could reduce the value of your investment.

A significant portion of our outstanding shares of common stock had been restricted from immediate resale but may now be sold into the market pursuant to Rule 144 under the Securities Act of 1933. Sales of these shares could cause the market price of our common stock to drop significantly, even if our business is doing well. Any reduction in the market price of our common stock would reduce the value of your investment in our common stock. As of September 30, 2004, after giving effect to a 1-for-7 reverse split of our common stock on November 30, 2004, we had 2,946,642 shares of restricted common stock outstanding.

Our management and directors will continue to control our management and affairs.

As of September 30, 2004, management and directors, including Joseph E. Cresci, Donald A. Livingston, Kamlesh R. Tejwani, Robert I. Weisberg, Jessie J. Knight, Jr., John R. Cooper, August Schumacher, Jr. and R. Jeffrey Macartney, beneficially owned approximately 37% of our outstanding common stock. While there are no voting agreements among them, such persons, as a group, may be able to control the outcome of matters submitted for stockholder action, including the election of members to our board of directors and the approval of significant change in control transactions. This may have the effect of delaying or preventing a change in control of the company and, therefore, your opportunity to sell your shares in such a transaction.

The lack of a developed trading market may make it difficult for you to sell your common stock.

The trading of our common stock is currently conducted on the OTC Bulletin Board trading market. Trading activity in our common stock has fluctuated and has at times been limited. We cannot guarantee that a consistently active trading market will develop in the future, especially while we remain on the OTC Bulletin Board. A holder of our common stock may find it difficult to dispose of or to obtain accurate quotations as to the market value of our common stock.

The market price for our common stock may be volatile.

The market price for our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new projects and products by us or our competitors, or our failure to achieve operating results consistent with any securities analysts’ projections of our performance.

The stock market has experienced extreme price and volume fluctuations and volatility that have particularly affected the market price of many emerging growth and development stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies.

We will require and are actively seeking significant additional financing, which may result in our issuing a significant number of shares of our common stock or preferred stock, which in turn may dilute your investment.

We require and are seeking corporate and project financing to fund our ongoing operations and growth plans as well as and the cost of any development we may decide to pursue for our anaerobic digester projects. Any such financing could be in the form of debt or equity instruments or a combination of debt and equity instruments. To the extent any such financing involves equity, we may issue a significant number of shares of our common stock or preferred stock, which will dilute your investment in our common stock, and we may issue such shares at prices that may be lower than the price you paid for our common stock. In addition, if we issue shares of our preferred stock, such preferred stock is likely to have rights and preferences that are superior to those of the shares of common stock offered hereby.

Our common stock may become subject to “penny stock” regulations and restrictions on initial and secondary-broker-dealer sales.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. Penny stocks are subject to certain additional oversight and regulatory requirements. Brokers and dealers affecting transactions in penny stocks in many circumstances must obtain the written consent of a customer prior to purchasing penny stocks, must obtain information from the customer and must provide disclosures to the customer. Prior to the 7-for-1 reverse split of our common stock on November 30, 2004, our common stock traded below $5.00 per share. If, in the future, the price of our common stock falls below $5.00 per share, our common stock may become subject to the foregoing requirements. In such event, these requirements would restrict the ability of broker-dealers to sell our common stock and would affect your ability to sell your shares of our common stock in the secondary market.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995, referred to as the PSLRA, provides a “safe harbor” for forward-looking statements. Certain statements contained in this prospectus and the documents incorporated by reference herein, such as statements concerning planned manure-to-energy systems, our sales pipeline, our backlog, our projected sales and financial performance, statements containing the words “expects”, “estimates”, “anticipates”, “believes”, “projects” and variations thereof, and other statements contained in this prospectus and the documents incorporated by reference herein regarding matters that are not historical facts are forward-looking statements within the meaning of the PLSRA. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainties involving development stage companies, uncertainties regarding project financing, the lack of binding commitments and the need to negotiate and execute definitive agreements for the construction and financing of projects, financing and cash flow requirements and uncertainties, difficulties involved in developing and executing a business plan, difficulties and uncertainties regarding acquisitions, technological uncertainties, risks relating to managing and integrating acquired businesses, unpredictable developments (including plant outages and repair requirements), the difficulty of estimating construction, development, repair and maintenance costs and timeframes, the uncertainties involved in estimating insurance and implied warranty recoveries, if any, the inability to predict the course or outcome of any negotiations with parties involved with our projects, uncertainties relating to general economic and industry conditions, the amount and rate of growth in expenses, uncertainties relating to government and regulatory policies, the legal environment, intellectual property issues, the competitive environment in which Environmental Power Corporation and its subsidiaries operate and other factors, including those described in this prospectus under the heading “Risk Factors”, as well as other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We intend to use the net proceeds from the exercise of the warrants for working capital. If all of the warrants were exercised, we would receive proceeds of $4,870,170. It is uncertain when, if ever, we will receive proceeds from exercise of the warrants. We will not receive any proceeds from the sale of the shares of common stock to be sold by the selling stockholders pursuant to this prospectus

SELLING SHAREHOLDERS

We issued the shares of common stock covered by this prospectus in a private placement. The following table sets forth certain information about the selling stockholders as of August 1, 2004, in each case after giving effect to a 1-for-7 reverse split of our common stock on November 30, 2004. Each of the selling stockholders purchased the shares offered for sale hereby for personal investment purposes only and not with a view to, or for resale in connection with, any distribution.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options or warrants that are exercisable within 60 days after August 1, 2004 are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After Offering (A)
	Number	%		Number	%
Lewis Warshauer (1)	337,142	6.9%	51,427	285,715	5.9%
Herbert Arnold Duke II (2)	12,857	*	12,857	0	0
Henry S. Krauss (3)	49,108	1.0%	37,394	11,714	*
Andrew Krauss and Sharon Krauss, JTTEN (4)	17,142	*	6,428	10,714	*
Alexander Purdie Jr. (5)	6,428	*	6,428	0	0
Gregory B. Jacobs (6)	48,571	*	12,857	35,714	*
Michael Harvey and Lyn Harvey (7)	6,428	*	6,428	0	0
Deborah Salerno (8)	103,031	2.1%	25,713	77,318	1.6%
James W. Krause (9)	12,857	*	12,857	0	0
Chitra Radin (10)	18,114	*	12,857	5,257	*
Robert N. Fink and Gunilla H. Fink, JTWROS (11)	6,428	*	6,428	0	0
Sanford E. Davis (12)	6,428	*	6,428	0	0
David Schmidt (13)	6,428	*	6,428	0	0
Edith W. Corning #147097 Trust FBO Henry H. Corning U/A/D 6/22/1929, as amended, Key Bank as trustee (14)	64,286	1.3%	64,286	0	0
Shah Family of South Fl. L.P. (15)	12,857	*	12,857	0	0
Michael J. Hausman (16)	13,999	*	6,428	7,571	*
Leslie Peer (17)	81,428	1.7%	6,428	75,000	1.5%
Stuart Baraw, Jr. (18)	42,143	*	19,286	22,857	*
Ronald L. Warnken (19)	6,428	*	6,428	0	0
Brad R. Gibson and Suzanne Gadd Gibson (20)	12,857	*	12,857	0	0
James Wallace Nall, IV (21)	6,428	*	6,428	0	0
Leonard Lebental (22)	9,285	*	6,428	2,857	*
Operation Dogbone, LLC (23)	6,428	*	6,428	0	0

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After Offering (A)
	Number	%		Number	%
Bina Dagar and Mahavir Dagar (24)	7,856	*	6,428	1,428	*
Sandra Jordan (25)	6,428	*	6,428	0	0
Thomas Kroeger (26)	6,713	*	6,428	285	*
Judith Phillips (27)	6,428	*	6,428	0	0
Mark Krakowski (28)	12,857	*	12,857	0	0
Arthur C. Williams and Myrna R. Williams, JTWROS (29)	6,428	*	6,428	0	0
American Business Corsortium, Ltd. (30)	3,213	*	3,213	0	0
Hazelrig Family Partnership, Ltd. (31)	12,857	*	12,857	0	0
W. Cobb Hazelrig (32)	12,857	*	12,857	0	0
Frederick G. Wedell (33)	12,857	*	12,857	0	0
W & H Investments (34)	25,713	*	25,713	0	0
Eric Carlyle and Julie Carlyle, JTWROS (35)	6,428	*	6,428	0	0
Hugh Cohen (36)	6,428	*	6,428	0	0
Leonard W. Fuchs (37)	14,714	*	12,857	1,857	*
Abundance Partners (38)	8,142	*	6,428	1,714	*
Andrew Mason (39)	54,142	1.1%	12,857	41,285	*
Charlotte D. Pitchford and John E. Pitchford (40)	6,428	*	6,428	0	0
F & J Partnership (41)	25,713	*	25,713	0	0
Hardin III, LLC (42)	25,713	*	25,713	0	0
Elsie Cohen (43)	6,428	*	6,428	0	0
Frank Lloyd Kramer (44)	37,393	*	12,857	24,536	*
Gregory Fortunoff (45)	8,856	*	6,428	2,428	*
Samuel Ginzburg (46)	14,285	*	12,857	1,428	*
Sylvia Potter Family Ltd. Partnership (47)	12,857	*	12,857	0	0
Cogent Research, LLC (48)	6,428	*	6,428	0	0
Robert R. Beck (49)	6,428	*	6,428	0	0
Charles Potter (50)	6,428	*	6,428	0	0
Chase Family Trust (51)	29,249	*	29,249	0	0
Alan R. Cohen (52)	6,428	*	6,428	0	0
Quarum Capital LLC (53)	3,213	*	3,213	0	0
Generation Capital Associates (54)	21,428	*	12,857	8,571	*
RES Limited (55)	44,484	*	25,713	18,771	*
Makasa Trading Co. Ltd. (56)	165,596	3.4%	77,142	88,454	1.8%
Mahesh Tharani (57)	38,571	*	38,571	0	0
Neurnberger Kapitalverwaltung (58)	6,428	*	6,428	0	0
Crypto Corporation (59)	6,428	*	6,428	0	0
Stonestreet LP (60)	102,857	2.1%	102,857	0	0
IRA FBO J. Wayne Hill, Pershing LLC as Custodian (61)	6,428	*	6,428	0	0
Samuel M. Grinspan, Trustee, Grinspan-Ernst Profit Sharing Plan Dtd 4/1/72 (62)	12,857	*	12,857	0	0
Richard L. Cohen (63)	7,499	*	6,428	1,071	*
Martin H. Eber (64)	65,356	1.3%	6,428	58,928	1.2%
Jeanne S. Eber Rev. Trust (65)	6,428	*	6,428	0	0
Jeffrey J. McLaughlin (66)	6,428	*	6,428	0	0
SOS Resource Services, Inc. (67)	6,428	*	6,428	0	0
Joel Marcus Irrevocable Trust (68)	3,213	*	3,213	0	0

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After Offering (A)
	Number	%		Number	%
Thomas E. Capasse (69)	70,713	1.5%	70,713	0	0
Re Funding LLC (70)	131,613	2.7%	70,713	60,900	1.2%
Brooke Phillips (71)	14,285	*	6,428	7,857	*
Gerald Kotkin (72)	25,750	*	14,465	11,285	*
Joseph J. Jillson (73)	25,713	*	25,713	0	0
Gus Boulis Trust UAD 6/6/00 FBO Alexander Hren-Boulis, Spiro Naos Trustee (74)	3,213	*	3,213	0	0
Gus Boulis Trust UAD 6/6/00 FBO Aristotle Hren-Boulis, Spiro Naos Trustee (75)	3,213	*	3,213	0	0
James R. Echols (76)	19,286	*	19,286	0	0
Marc M. Deutsch (77)	3,641	*	3,213	428	*
IRA FBO Frances Luskind, Pershing LLC as Custodian (78)	8,485	*	6,428	2,057	*
Earnco MPPP (79)	3,213	*	3,213	0	0
David Hills Rev. Trust (80)	6,428	*	6,428	0	0
John P. O’Shea (81)	325,929	6.7%	95,931	229,998	4.7%
Robert I. Weisberg (82)	141,892	2.9%	6,428	135,464	2.8%
Jack Rapp (83)	28,749	*	6,428	22,321	*
George E. Groehsl (84)	6,428	*	6,428	0	0
John D. McKey, Jr. (85)	6,428	*	6,428	0	0
IRA FBO Angus Morrison, Pershing LLC as Custodian (86)	6,428	*	6,428	0	0
Jack R. Thornton (87)	32,143	*	19,286	12,857	*
Giovanni Gabriele (88)	6,428	*	6,428	0	0
First Mirage, Inc. (89)	19,286	*	19,286	0	0
John B. Marsala (90)	19,286	*	19,286	0	0
Palisades Master Fund LP (91)	128,571	2.6%	128,571	0	0
Stranco Investments, Ltd. (92)	12,857	*	12,857	0	0
Castlerigg Master Investments, Ltd. (93)	51,428	1.1%	51,428	0	0
Daniel Luskind (94)	56,393	1.2%	30,965	25,428	*
Monarch Capital Group, LLC (95)	6,750	*	6,750	0	0
Joe Wolfe (96)	4,500	*	4,500	0	0
Richard Louise (97)	6,429	*	6,429	0	0
Jon Dangar (98)	3,214	*	3,215	0	0
Scott Bowman (99)	1,929	*	1,929	0	0
Marika Xirouhakis (100)	3,810	*	3,696	114	*

*	Less than 1%
(A)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may choose not to sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we can not estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. Unless otherwise noted, the number of shares beneficially owned by each selling stockholder after the offering are currently outstanding shares.

(1)	Of the shares indicated as being beneficially owned by the stockholder, (i) 48,571 shares, and currently exercisable warrants to acquire 17,142 shares, are held in the name of Red Bank Radiologists Pension Trust FBO Lewis Warshauer and (ii) 52,857 shares are owned jointly with his wife. All of the shares indicated as being offered for sale by the stockholder are held by Red Bank Radiologists Pension Trust FBO Lewis Warshauer, and 17,142 of such shares are subject to currently exercisable warrants.
(2)	The shares beneficially owned and offered for sale by the selling stockholder include 4,286 shares subject to currently exercisable warrants.
(3)	The shares beneficially and offered for sale by the selling stockholder include (i) 29,169 shares subject to a currently exercisable warrant to acquire 4.5375 Units, each of which Units consists of 4,286 shares of common stock and a warrant to acquire 2,143 shares of common stock, and (ii) 2,740 shares subject to currently exercisable warrants.
(4)	The shares beneficially owned and offered for sale by these selling stockholders include 2,143 shares subject to currently exercisable warrants.
(5)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(6)	The shares beneficially owned prior to this offering and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants.
(7)	The shares beneficially owned and offered for sale by these selling stockholders include 2,143 shares subject to currently exercisable warrants.
(8)	The shares beneficially owned prior to this offering and offered for sale by this selling stockholder include 8,571 shares subject to currently exercisable warrants.
(9)	The shares beneficially owned and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants.
(10)	The shares beneficially owned prior to this offering and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants.
(11)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(12)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(13)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(14)	The shares beneficially owned and offered for sale by this selling stockholder include 21,429 shares subject to currently exercisable warrants.
(15)	The shares beneficially owned and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants. C.P. Shah and Kanta Shah, the general partners of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.
(16)	The shares beneficially owned prior to this offering and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(17)	The shares beneficially owned prior to this offering and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(18)	Shares indicated as being beneficially owned by this stockholder include 20,000 shares owned jointly with Marion J. Baraw. The shares beneficially owned prior to this offering and offered for sale by this selling stockholder include 6,429 shares subject to currently exercisable warrants.
(19)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(20)	The shares beneficially owned and offered for sale by these selling stockholders include 4,286 shares subject to currently exercisable warrants.
(21)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(22)	The shares beneficially owned prior to this offering and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.

(23)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants. Glenn E. Murer, the manager of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(24)	The shares beneficially owned prior to the offering and offered for sale by these selling stockholders include 2,143 shares subject to currently exercisable warrants.
(25)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(26)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(27)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(28)	The shares beneficially owned and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants.
(29)	The shares beneficially owned and offered for sale by these selling stockholders include 2,143 shares subject to currently exercisable warrants.
(30)	The shares beneficially owned and offered for sale by this selling stockholder include 1,071 shares subject to currently exercisable warrants. Marc Deutsch and Sheila Deutsch, the president and treasurer, respectively, of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.
(31)	The shares beneficially owned and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants. W. Cobb Hazelrig, the managing partner of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(32)	The shares beneficially owned and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants.
(33)	The shares beneficially owned and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants.
(34)	The shares beneficially owned and offered for sale by this selling stockholder include 8,571 shares subject to currently exercisable warrants. Frederick G. Wedell and W. Cobb Hazelrig, the general partners of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.
(35)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(36)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(37)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants.
(38)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants. Vladimir Efros, the managing general partner of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(39)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants.
(40)	The shares beneficially owned and offered for sale by these selling stockholders include 2,143 shares subject to currently exercisable warrants.
(41)	The shares beneficially owned and offered for sale by this selling stockholder include 8,571 shares subject to currently exercisable warrants. Alexander M. Jones, Jr., Margaret J. Finn and Vannoy M. Jones, the managing members of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.
(42)	The shares beneficially owned and offered for sale by this selling stockholder include 8,571 shares subject to currently exercisable warrants. M. Brantley Marrow and Allen S. Hardin, the managing members of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.

(43)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(44)	Of the shares beneficially owned prior to the offering and offered for sale by this selling stockholder, (i) 4,286 shares, and 2,143 shares subject to currently exercisable warrants, are held in the name of IRA FBO Frank L. Kramer, Pershing LLC as Custodian for the benefit of the stockholder and (ii) 2,143 shares are subject to currently exercisable warrants.
(45)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(46)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants.
(47)	The shares beneficially owned and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants. Sylvia Potter and Michael Potter, the general partners of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.
(48)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants. John Meunier and Christy White, the principals of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.
(49)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(50)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(51)	Of the shares beneficially owned and offered for sale by this selling stockholder, (i) 3,535 shares are subject to a currently exercisable warrant to acquire 0.55 Units, each of which Units consists of 4,286 shares of common stock and a warrant to acquire 2,143 shares of common stock and (ii) 8,571 shares are subject to currently exercisable warrants. Nancy Chase, the trustee of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(52)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(53)	The shares beneficially owned and offered for sale by this selling stockholder include 1,071 shares subject to currently exercisable warrants. Dennis Ringer and Albert Cohen, the President and Secretary of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.
(54)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants. Frank E. Hart, David A. Rapaport, Fred A. Brasch, the general partner, executive vice president and chief financial officer, respectively, of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.
(55)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 8,571 shares subject to currently exercisable warrants. Evelyn J. Cann, M. Scott Godet, the president and secretary, respectively, of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.
(56)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 25,714 shares subject to currently exercisable warrants. Derek H. L. Buntain, Evelyn J. Cann and Helene Romaine, the president, vice president and secretary, respectively, of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.
(57)	The shares beneficially owned and offered for sale by this selling stockholder include 12,857 shares subject to currently exercisable warrants.
(58)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants. Ralf P. Schwarz, the sole officer and director of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(59)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants. Derek H. L. Buntain, Evelyn J. Cann and Helene Romaine, the president, vice president and secretary, respectively, of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.

(60)	The shares beneficially owned and offered for sale by this selling stockholder include 34,286 shares subject to currently exercisable warrants. Michael Finkelstein, the general partner of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(61)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(62)	The shares beneficially owned and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants.
(63)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(64)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(65)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants. Jeanne S. Eber, the trustee of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(66)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(67)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants. Salvatore Russo, the sole officer and director of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(68)	The shares beneficially owned and offered for sale by this selling stockholder include 1,071 shares subject to currently exercisable warrants. Larry Marcus, the trustee of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(69)	The shares beneficially owned and offered for sale by this selling stockholder include 23,571 shares subject to currently exercisable warrants.
(70)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 23,571 shares subject to currently exercisable warrants. Steven Kessner, the sole officer and director of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(71)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(72)	Of the shares indicated as being beneficially owned prior to the offering and offered for sale by the selling stockholder, (i) 4,286 shares, and 2,143 shares subject to currently exercisable warrants, are held in the name of Gerald Kotkin & Susan Kotkin, JTWROS, and (ii) 8,037 shares are subject to a currently exercisable warrant to acquire 1.25 Units, each of which Units consists of 4,826 shares of common stock and a warrant to acquire 2,143 shares of common stock held in the stockholder’s individual name.
(73)	The shares beneficially owned and offered for sale by this selling stockholder include 8,571 shares subject to currently exercisable warrants.
(74)	The shares beneficially owned and offered for sale by this selling stockholder include 1,071 shares subject to currently exercisable warrants.
(75)	The shares beneficially owned and offered for sale by this selling stockholder include 1,071 shares subject to currently exercisable warrants.
(76)	The shares beneficially owned and offered for sale by this selling stockholder include 6,429 shares subject to currently exercisable warrants.
(77)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 1,071 shares subject to currently exercisable warrants.
(78)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(79)	The shares beneficially owned and offered for sale by this selling stockholder include 1,071 shares subject to currently exercisable warrants. Earnest Mathis, the trustee of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(80)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants. David Hills, the trustee of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.

(81)	Of the shares beneficially owned by the selling stockholder, (i) 183,119 shares are held in the name of John P. O’Shea individually, of which 4,119 shares are subject to currently exercisable warrants and 54,647 shares are subject to a currently exercisable warrant to acquire 8.5 Units, each of which Units consists of 4,286 shares of common stock and a warrant to acquire 2,143 shares of common stock, (ii) 142,810 shares are held in the name of IRA FBO John P. O’Shea, Pershing LLC as Custodian, of which 9,643 shares are subject to a currently exercisable warrant. Of the shares offered for sale by the selling stockholder, (i) 67,003 shares are held in the name of John P. O’Shea individually, of which 4,119 shares are subject to currently exercisable warrants and 54,647 shares are subject to a currently exercisable warrant to acquire 8.5 Units, each of which Units consists of 4,286 shares of common stock and a warrant to acquire 2,143 shares of common stock, and (ii) 28,928 shares are held in the name of IRA FBO John P. O’Shea, Pershing LLC as Custodian, of which 9,643 shares are subject to currently exercisable warrants. Of the shares beneficially owned by the selling stockholder after the offering, (i) 116,116 shares are held in the name of John P. O’Shea individually, and (ii) 113,882 shares are held in the name of IRA FBO John P. O’Shea, Pershing LLC as Custodian.
(82)	Of the shares beneficially owned by the selling stockholder prior to the offering, 99,998 shares are subject to currently exercisable options and warrants. Of the shares offered for sale by the selling stockholder, 2,143 shares are subject to currently exercisable warrants. Of the shares beneficially owned by the selling stockholder after the offering, 97,856 shares are subject to currently exercisable options and warrants.
(83)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(84)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(85)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(86)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(87)	The shares beneficially owned prior to the offering and offered for sale by this selling stockholder include 6,429 shares subject to currently exercisable warrants.
(88)	The shares beneficially owned and offered for sale by this selling stockholder include 2,143 shares subject to currently exercisable warrants.
(89)	The shares beneficially owned and offered for sale by this selling stockholder include 6,429 shares subject to currently exercisable warrants. David A. Rapaport and Fred A. Brasch, the president and secretary and chief financial officer and treasurer, respectively, of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder.
(90)	The shares beneficially owned and offered for sale by this selling stockholder include 6,429 shares subject to currently exercisable warrants.
(91)	The shares beneficially owned and offered for sale by this selling stockholder include 42,857 shares subject to currently exercisable warrants. Murray Todd, of Beacon Fund Advisors, Ltd., which is the director of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(92)	The shares beneficially owned and offered for sale by this selling stockholder include 4,286 shares subject to currently exercisable warrants. Ghazwa Yousif, the sole officer and director of the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(93)	The shares beneficially owned and offered for sale by this selling stockholder include 17,142 shares subject to currently exercisable warrants. Thomas E. Sandell, chief executive officer of Sandell Asset Management Corp., which is investment advisor to the selling stockholder, has ultimate voting and investment control over the shares held by the selling stockholder.
(94)	Of the shares beneficially owned prior to the offering and offered for sale by the selling stockholder, (i) 29,172 shares are subject to a currently exercisable warrant to acquire 4.5375 Units, each of which Units consists of 4,286 shares of common stock and a warrant to acquire 2,143 shares of common stock, and (ii) 598 shares are subject to a currently exercisable warrant.

(95)	All of the shares beneficially owned and offered by the selling stockholder are subject to a currently exercisable warrant to acquire 1.05 Units, each of which Units consists of 4,286 shares of common stock and a warrant to acquire 2,143 shares of common stock. Michael Potter and Anthony Marchese, the chairman and president, respectively, of the selling stockholder, share ultimate voting and investment control over the shares held by the selling stockholder. The selling stockholder is a broker-dealer and, therefore, is considered an underwriter.
(96)	All of the shares beneficially owned and offered by the selling stockholder are subject to a currently exercisable warrant to acquire 0.7 Units, each of which Units consists of 4,286 shares of common stock and a warrant to acquire 2,143 shares of common stock.
(97)	All of the shares beneficially owned and offered by the selling stockholder are subject to a currently exercisable warrant to acquire 1 Unit, which Unit consists of 4,286 shares of common stock and a warrant to acquire 2,143 shares of common stock.
(98)	All of the shares beneficially owned and offered by the selling stockholder are subject to a currently exercisable warrant to acquire 0.5 Units, each of which Units consists of 4,286 shares of common stock and a warrant to acquire 2,143 shares of common stock.
(99)	All of the shares beneficially owned and offered by the selling stockholder are subject to a currently exercisable warrant to acquire 0.3 Units, each of which Units consists of 4,286 shares of common stock and a warrant to acquire 2,143 shares of common stock.
(100)	Of the shares beneficially owned prior to the offering and offered by the selling stockholder, 3,696 shares are subject to a currently exercisable warrant to acquire 0.575 Units, each of which Units consists of 4,286 shares of common stock and a warrant to acquire 2,143 shares of common stock.

None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years, except that:

•	Robert I. Weisberg is a member of our Board of Directors;

•	John P. O’Shea is the President, and Daniel Luskind and Henry S. Krauss are Co-Chairman, of Westminster Securities Corporation, which acted as the placement agent in the private offering in which the shares (and warrants to purchase shares) offered by the selling stockholders were originally sold;

•	Gerald M. Kotkin, Joseph Wolfe, Richard Louise, Jon Dangar, Scott Bowman, Marika Xirouhakis and Samuel M. Chase, Jr. (whose wife is a trustee of the Chase Family Trust) are employees of Westminster Securities Corporation;

•	Monarch Capital Group, LLC acted as a selected dealer on behalf of Westminster Securities Corporation in the private offering in which the shares and warrants to purchase shares offered by the selling stockholders were originally sold; and

•	Thomas Capasse is a consultant to our subsidiary, Microgy Cogeneration Systems, Inc.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholders as required by the Placement Agent Agreement, dated March 17, 2004, between us and Westminster Securities Corporation, as Placement Agent. Selling shareholders include donees and pledgees selling shares of common stock received from a named selling shareholder after the date of this prospectus. Pursuant to such Placement Agent Agreement, all costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us. In addition, the selling shareholders may be entitled to indemnification against certain liabilities pursuant to the Placement Agent Agreement. Brokerage commissions and similar selling expenses attributable to the sale of shares of common stock will be borne by the selling shareholders. Sales of shares of common stock may be effected by selling shareholders in one or more types of transactions (which may include block transactions), in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares of common stock, through short sales of shares of common stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. We have not been advised by the selling shareholders that they have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling shareholders.

The selling shareholders may effect such transactions by selling shares of common stock directly to purchasers in privately negotiated transactions or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares of common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Such arrangement may necessitate a filing with the NASD pursuant to Notice to Members 88-101. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act of 1933. The Company expects, after reasonable inquiry, that all participating underwriters, dealers and agents will be registered broker-dealers or associated persons of registered broker-dealers.

Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

The selling security holder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holder. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Selling shareholders also may resell all or a portion of the shares of common stock in transactions in reliance upon Rule 144 or Regulation S under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of such Rule or Regulation.

Upon our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

•	the name of each such selling shareholder and of the participating broker-dealer(s);

•	the number of shares of common stock involved;

•	the price at which such shares of common stock are being sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did or did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In addition, upon our being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus.

DESCRIPTION OF SECURITIES

Our authorized capital stock currently consists of 21,400,000 shares of common stock and 2,000,000 shares of undesignated preferred stock. As of September 30, 2004, after giving effect to a 1-for-7 reverse split of our common stock on November 30, 2004, there were approximately 4,872,564 shares of our common stock issued and outstanding that were held of record by 335 persons and beneficially by approximately 1,560 persons.

We will not offer preferred stock to our officers or directors unless:

•	the preferred stock is offered to our officers and directors on the same terms as it is offered to other existing shareholders or to new shareholders; or

•	such issuance of preferred stock is approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to our or independent legal counsel.

Common Stock

Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting in the election of directors is not authorized.

Holders of outstanding shares of common stock are entitled to those dividends declared by the board of directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive ratably our net assets available to the stockholders. Holders of outstanding shares of common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued common stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional common stock of ours may be issued in the future, the relative interests of the then existing stockholders may be diluted.

Transfer Agent And Registrar

American Stock Transfer and Trust Company serves as the transfer agent and registrar for our common stock.

Indemnification

Section 145 of the Delaware General Corporation Law permits us to indemnify, under certain circumstances, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative for expenses related to such proceeding if the person acted in good faith and in a manner the person reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. Our bylaws substantively provide that we will indemnify such persons to the fullest extent allowed by the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the information in documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you through these documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the Securities and Exchange Commission will automatically update this prospectus. We incorporate by reference the documents listed below which have been filed with the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by our latest Annual Report on Form 10-K:

•	our Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-15427);

•	our Annual Report on Form 10-K/A for the year ended December 31, 2003, filed April 30, 2004 (File No. 0-15427);

•	our Annual Report on Form 10-K/A for the year ended December 31, 2003, filed November 15, 2004 (File No. 0-15427);

•	our Annual Report on Form 10-K/A for the year ended December 31, 2003, filed December 3, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2004, filed May 14, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2004, filed November 15, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2004, filed December 3, 2004 (File No. 0-15427);

•	our Current Report on Form 8-K dated June 1, 2004, as filed on June 7, 2004 (File No. 0-15427), as amended by our Current Report on Form 8-K/A dated June 1, 2004, as filed on June 15, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2004, filed November 15, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2004, filed December 3, 2004 (File No. 0-15427);

•	our Current Report on Form 8-K dated October 1, 2004, filed on October 6, 2004 (File No. 0-15427);

•	our Current Report on Form 8-K dated October 21, 2004, filed on October 27, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 0-15427) (filed as an exhibit to the registration statement of which this prospectus is a part);

•	our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on November 17, 2004 (File No. 0-15427) (filed as an exhibit to the registration statement of which this prospectus is a part);

•	our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on December 3, 2004 (File No. 0-15427) (filed as an exhibit to the registration statement of which this prospectus is a part);

•	our Current Report on Form 8-K, dated November 19, 2004, filed on November 22, 2004 (File No. 0-15427); and

•	our Current Report on Form 8-K, dated November 30, 2004, filed on December 2, 2004 (File No. 0-15427).

Copies of our Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed on November 15, 2004 (which includes all of the information contained in our Annual Report on Form 10-K for the year ended December 31, 2003, and our Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed on April 30, 2004), our Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed on December 3, 2004 and our Quarterly Reports on Form 10-Q and Form 10-Q/A for the quarter ended September 30, 2004 accompany this prospectus. You may request, and we will provide, a copy of any of the other filings listed above or incorporated by reference in this prospectus at no cost by writing or calling R. Jeffrey Macartney, Chief Financial Officer and Treasurer, at One Cate Street, Fourth Floor, Portsmouth, New Hampshire 03801, (603) 431-1780.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission are available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

We have filed with the Securities and Exchange Commission a registration statement on Form S-2 of which this prospectus is a part, under the Securities Act of 1933, as amended, for the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement. Certain documents filed by us with the Securities and Exchange Commission have been incorporated in this prospectus by reference; please see the section above entitled “Documents Incorporated by Reference” for more information. For further information about us and the common stock being offered by this prospectus, please review the registration statement, including the exhibits and the documents incorporated by reference. The registration statement may be inspected for free at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or part of it may be obtained from the Securities and Exchange Commission by paying the prescribed fees.

LEGAL MATTERS

The validity of the common stock offered in this prospectus has been passed upon for us by Pierce Atwood LLP, Portsmouth, New Hampshire.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Expenses payable by us in connection with the issuance and distribution of the securities being registered hereby are as follows:

SEC registration fee	$1,482
Accounting fees and expenses	30,000	*
Legal fees and expenses	50,000	*
Printing, freight and engraving	10,000	*
Transfer agent fee	10,000	*
Miscellaneous	10,000	*

Total	$111,482

*	Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law permits us to indemnify, under certain circumstances, any person acting on our behalf who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative for expenses related to such proceeding if the person acted in good faith and in a manner the person reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. Our bylaws substantively provide that we will indemnify such persons to the fullest extent allowed by the Delaware General Corporation Law.

In addition, our certificate of incorporation limits the liability our of directors for monetary damages for breach of their fiduciary duty as a director other than for intentional misconduct, fraud or a knowing payment of a dividend in violation of Delaware law. Such provision limits recourse for money damages that might otherwise be available to us or our shareholders for negligence by directors acting on our behalf. Although these provisions would not prohibit injunctive or similar actions against these individuals, the practical effect of such relief would be limited. This limitation of liability under state law does not apply to any liabilities that may exist under federal securities laws.

Finally, we have entered into an indemnification agreement with Joseph E. Cresci and Donald A. Livingston whereby we agree to indemnify these individuals against any loss, liability, cost or other expense that they incur in relation to certain of their activities related to them acting as either fiduciaries or agents of all of our employee welfare benefit plans, employee pension benefit plans and benefit plans.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

The following is a list of all exhibits filed as a part of this registration statement:

Exhibit No.		Description

1.01	**	Placement Agent Agreement, dated as of March 17, 2004, between the Company and Westminster Securities Corporation, as Placement Agent

2.01		Agreement and Plan of Merger dated as of June 2, 2003, among Environmental Power Corporation, EPC Holdings 1, Inc. and EPC Merger Sub, Inc. (Incorporated by reference to Exhibit 2.01 to the Registrant’s Current Report on Form 8-K/A dated June 2, 2003, as filed on June 10, 2003)

3.01		Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.01 to the Registrant’s Current Report on Form 8-K dated November 30, 2004)

3.02		Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.02 to the Registrant’s Current Report on Form 8-K/A dated June 2, 2003, as filed on June 10, 2003)

4.01		2001 Stock Incentive Plan (Incorporated by reference to Exhibit 4.05 to the Registrant’s Registration Statement on Form S-8 filed on August 22, 2002 (Commission File No. 333-98559))

4.02		Amended and Restated 2002 Director Stock Option Plan (Incorporated by reference to Appendix 1 to the Registrant’s Definitive Schedule 14A relating to the Notice and Proxy Statement for the 2003 Annual Meeting of Stockholders, filed on July 1, 2003)

4.03		Option Agreement dated as of May 2, 2001 between the Company and Robert I. Weisberg (Incorporated by reference to Exhibit 4.07 to the Registrant’s Registration Statement on Form S-8 filed on August 22, 2002 (Commission File No. 333-98559))

4.04		Option Agreement dated as of September 14, 2001 between the Company and Robert I. Weisberg (Incorporated by reference to Exhibit 4.08 to the Registrant’s Registration Statement on Form S-8 filed on August 22, 2002 (Commission File No. 333-98559))

4.05		Warrant to purchase 50,000 shares of common stock issued to Alco Financial Services, LLC (Incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2001)

4.06		Amended and Restated Non-Statutory Stock Option Agreement, dated as of March 29, 2004, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 4.08 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003)

4.07		Amended and Restated Non-Statutory Stock Option Agreement, dated August 24, 2004, between the Company and Joseph E. Cresci (Incorporated by reference to Exhibit 4.9 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 24, 2004 (Commission File No. 333-118521))

4.08		Amended and Restated Non-Statutory Stock Option Agreement, dated August 24, 2004, between the Company and Donald A. Livingston (Incorporated by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 24, 2004 (Commission File No. 333-118521))

4.09		Form of Common Stock Purchase Warrant (Incorporated by reference to Exhibit 4.10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

4.10		Form of Placement Agent Warrant (Incorporated by reference to Exhibit 4.11 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

5.01	*	Opinion of Pierce Atwood LLP

Exhibit No.	Description

10.01	Note Purchase Agreement, dated September 4, 2003, between EPC Corporation and Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.02	20.0% Senior Secured Note due December 31, 2012 in the original principal amount of $3.7 million, made by EPC Corporation in favor of Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.02 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.03	Form of 20.0% Senior Secured Note due December 31, 2012 in the original principal amount of $1.7 million, to be made by EPC Corporation in favor of Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.03 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.04	Securities Deposit Agreement, dated September 4, 2003, among EPC Corporation, Crystal Creek Coalpower Funding LLC and the Security Deposit Agent and Securities Intermediary named therein (Incorporated by reference to Exhibit 10.04 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.05	Pledge Agreement, dated September 4, 2003, between the Company and Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.05 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.06	Management Agreement, dated September 4, 2003, between the Company and EPC Corporation (Incorporated by reference to Exhibit 10.06 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.07	Tax Sharing Agreement, dated September 4, 2003, between the Company and EPC Corporation (Incorporated by reference to Exhibit 10.07 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.08	Employment Agreement, dated as of July 3, 2003, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 10.08 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2003)

10.09	Letter Agreement, dated as of March 29, 2004, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 10.09 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2004)

10.10	Services Agreement dated September 13, 2001 between the Company and PG&E Energy Trading Power, L.P. pertaining to the sale and purchase of Nitrogen Oxide Ozone Transport Region (NOx) Budget Allowances completed in 2002 (Incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.11	Purchase and Sale Agreements, dated as of December 16, 1998, January 4, 2000 and January 8, 2000, between PG&E Energy Trading - Power, L.P. and Buzzard Power Corporation pertaining to Nitrogen Oxide Ozone Transport Region (NOx) Budget Allowances (Incorporated by reference to Exhibit 10.96 to the Registrant’s Annual Report on Form 10-K for the year ended December 31,1998)

10.12	Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 7, 1987 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31,1996)

Exhibit No.	Description

10.13	Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated February 22, 1989, as amended by letter agreement dated March 28, 1989, which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31,1996)

10.14	Second Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated September 27, 1989 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31,1996)

10.15	Third Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 13, 1990 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31,1996)

10.16	Amendment to the Third Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated November 27, 1990 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the year ended December 31,1996)

10.17	Letter Agreement dated December 20, 1990 amending the Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 7, 1987, as amended and supplemented from time to time through November 27, 1990, which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the year ended December 31,1996)

10.18	Management Services Agreement by and between Scrubgrass Generating Company, L.P. and PG&E-Bechtel Generating Company dated December 15, 1990 which was assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994. PG&E-Bechtel Generating Company has assigned its rights to this agreement ultimately to U.S. Gen. (now PG&E National Energy Group) (Incorporated by reference to Exhibit 10.60 to the Registrant’s Annual Report on Form 10-K for the year ended December 31,1996)

10.19	Agreement for Operation and Maintenance of the Scrubgrass Cogeneration Plant between Scrubgrass Generating Company, L.P. and Bechtel Power Corporation dated December 21, 1990 which was assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994. Bechtel Power Corporation has assigned its rights to this agreement ultimately to U.S. Operating Services Company (now PG&E Operating Services Company) (Incorporated by reference to Exhibit 10.61 to the Registrant’s Annual Report on Form 10-K for the year ended December 31,1996)

Exhibit No.	Description

10.20	First Amendment to the Agreement for Operation and Maintenance of the Scrubgrass Cogeneration Plant between Buzzard Power Corporation and, ultimately, U.S. Operating Services Company (now PG&E Operating Services Company) dated December 22, 1995 (Incorporated by reference to Exhibit 10.62 to the Registrant’s Annual Report on Form 10-K for the year ended December 31,1996)

10.21	Stock Pledge Agreement, dated December 19, 1991, between Environmental Power Corporation and Scrubgrass Generating Company, L.P. (Incorporated by reference to Exhibit 10.70 to the Registrant’s Annual Report on Form 10-K for the year ended December 31,1997)

10.22	Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.71 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000)

10.23	Appendix I to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais, which Appendix defines terms used and not otherwise defined in other contracts (Incorporated by reference to Exhibit 10.67 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000)

10.24	Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.72 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 1997)

10.25	Amendment No. 2, dated as of September 2, 1998, to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.91 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.26	Amended and Restated Lease Agreement between Scrubgrass Generating Company, L.P., a Delaware limited partnership, as Lessor, and Buzzard Power Corporation, a Delaware corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.80 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.27	Amendment No. 1, dated as of June 1, 1996, but not executed until July 24, 1998, to the Amended and Restated Lease Agreement between Scrubgrass Generating Company, L.P., a Delaware limited partnership, as Lessor, and Buzzard Power Corporation, a Delaware corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.93 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.28	Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.83 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.29	Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.85 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 1997)

Exhibit No.	Description

10.30	Amendment No. 1, updated as of October 9, 1998, to the Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.92 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.31	Amended and Restated Lessee Working Capital Loan Agreement between Scrubgrass Generating Company, L.P., as Lender, and Buzzard Power Corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.84 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.32	Settlement Agreement, dated August 3, 2000 and effective February 27, 2001, among Buzzard Power Corporation, Scrubgrass Generating Company L.P. and Pennsylvania Electric Company (Incorporated by reference to Exhibit 10.99 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999)

10.33	Technology Licensing Agreement dated May 12, 2000 between Microgy and Danish Biogas Technology, A.S. (portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (Incorporated by reference to Exhibit 10.07 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2001)

10.34	Addendum, dated April 14, 2003, to Technology Licensing Agreement dated May 12, 2000, between Microgy and Danish Biogas Technology, A.S. (Incorporated by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.35	Wisconsin Public Service Corporation Amended and Restated Agreement for Power Purchase with Microgy Cogeneration System, Inc., dated March 18, 2003 (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.36	Environmental Power Corporation Retirement Plan, as restated, effective as of January 1, 1998 and dated as of December 23, 1998 (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.37	Trust Agreement for Environmental Power Corporation Retirement Plan, as amended and restated, effective as of January 1, 1998 and dated as of December 23, 1998 (Incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.38	Indemnification Agreement dated February 12, 2002 between the Company and Joseph Cresci, Donald Livingston, William Linehan, and their successors (Incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.39	First Amendment, dated July 11, 2002, to the Environmental Power Corporation Retirement Plan (the “Plan”) (Incorporated by reference to Exhibit 10.107 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.40	EGTRAA Amendment, dated December 19, 2002 and effective January 1, 2002, to the Environmental Power Corporation Retirement Plan (the “Plan”) (Incorporated by reference to Exhibit 10.108 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.41	Environmental Power Corporation Medical Expense Reimbursement Plan effective as of September 1, 1998 and dated as of December 18, 1998 (Incorporated by reference to Exhibit 10.97 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

Exhibit No.		Description

10.42		Office Building Lease Agreement dated December 21, 2001 between the Company and Merkle, Soupcoff, & Fiorentino, Inc. (Incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.43		Promissory Note dated July 30, 1993 by Joseph E. Cresci in favor of Environmental Power Corporation in the original amount of $161,000 (Incorporated by reference to Exhibit 10.101 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.44		Promissory Note dated July 30, 1993 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $161,000 (Incorporated by reference to Exhibit 10.102 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.45		Promissory Note dated December 15, 1995 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $267,280.50 (Incorporated by reference to Exhibit 10.103 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.46		Promissory Note dated September 9, 1997 by Robert I. Weisberg in favor of Environmental Power Corporation in the original amount of $48,575.00 (Incorporated by reference to Exhibit 10.104 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.47		Promissory Note dated April 12, 2001 by Joseph E. Cresci in favor of Environmental Power Corporation in the original amount of $100,000.00 (Incorporated by reference to Exhibit 10.105 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.48		Promissory Note dated April 12, 2001 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $100,000.00 (Incorporated by reference to Exhibit 10.106 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.49		2004 Severance Pay Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

13.01		Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (Previously filed with the Securities and Exchange Commission)

13.02		Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on November 17, 2004 (Previously filed with the Securities and Exchange Commission)

13.03		Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on December 3, 2004 (Previously filed with the Securities and Exchange Commission)

21.01	*	Subsidiaries of the Registrant

23.01	*	Consent of Deloitte & Touche LLP

23.02	*	Consent of Pierce Atwood LLP (included in Exhibit 5.01)

*	Filed herewith
**	Previously filed

ITEM 17.	UNDERTAKINGS

The undersigned hereby undertakes that it will:

(1) file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

•	include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

•	reflect in the prospectus any facts or events, which, individually or together, represent a fundamental change in the information set forth in the registration statement; and

•	include any additional or changed material information on the plan of distribution.

(2) for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof; and

(3) file a post-effective amendment removing from registration any of the securities that remain unsold at the end of the offering.

(4) insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portsmouth, State of New Hampshire, on December 3, 2004.

ENVIRONMENTAL POWER CORPORATION

By:	/s/ Kamlesh Tejwani
Kamlesh Tejwani
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Kamlesh Tejwani Kamlesh Tejwani		President, Chief Executive Officer and Director (Principal Executive Officer)	December 3, 2004

/s/ R. Jeffrey Macartney R. Jeffrey Macartney		Chief Financial Officer (Principal Financial and Accounting Officer)	December 3, 2004

* Joseph E. Cresci		Chairman and Director	December 3, 2004

* John R. Cooper		Director	December 3, 2004

* Jessie K. Knight, Jr.		Director	December 3, 2004

* Donald A. Livingston		Executive Vice President and Director	December 3, 2004

* August Schumacher, Jr.		Director	December 3, 2004

Robert I. Weisberg		Director

*By	/s/ R. Jeffrey Macartney R. Jeffrey Macartney	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description
1.01	**	Placement Agent Agreement, dated as of March 17, 2004, between the Company and Westminster Securities Corporation, as Placement Agent

2.01		Agreement and Plan of Merger dated as of June 2, 2003, among Environmental Power Corporation, EPC Holdings 1, Inc. and EPC Merger Sub, Inc. (Incorporated by reference to Exhibit 2.01 to the Registrant’s Current Report on Form 8-K/A dated June 2, 2003, as filed on June 10, 2003)

3.01		Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.01 to the Registrant’s Current Report on Form 8-K dated November 30, 2004)

3.02		Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.02 to the Registrant’s Current Report on Form 8-K/A dated June 2, 2003, as filed on June 10, 2003)

4.01		2001 Stock Incentive Plan (Incorporated by reference to Exhibit 4.05 to the Registrant’s Registration Statement on Form S-8 filed on August 22, 2002 (Commission File No. 333-98559))

4.02		Amended and Restated 2002 Director Stock Option Plan (Incorporated by reference to Appendix 1 to the Registrant’s Definitive Schedule 14A relating to the Notice and Proxy Statement for the 2003 Annual Meeting of Stockholders, filed on July 1, 2003)

4.03		Option Agreement dated as of May 2, 2001 between the Company and Robert I. Weisberg (Incorporated by reference to Exhibit 4.07 to the Registrant’s Registration Statement on Form S-8 filed on August 22, 2002 (Commission File No. 333-98559))

4.04		Option Agreement dated as of September 14, 2001 between the Company and Robert I. Weisberg (Incorporated by reference to Exhibit 4.08 to the Registrant’s Registration Statement on Form S-8 filed on August 22, 2002 (Commission File No. 333-98559))

4.05		Warrant to purchase 50,000 shares of common stock issued to Alco Financial Services, LLC (Incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2001)

4.06		Amended and Restated Non-Statutory Stock Option Agreement, dated as of March 29, 2004, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 4.08 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003)

4.07		Amended and Restated Non-Statutory Stock Option Agreement, dated August 24, 2004, between the Company and Joseph E. Cresci (Incorporated by reference to Exhibit 4.9 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 24, 2004 (Commission File No. 333-118521))

4.08		Amended and Restated Non-Statutory Stock Option Agreement, dated August 24, 2004, between the Company and Donald A. Livingston (Incorporated by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 24, 2004 (Commission File No. 333-118521))

4.09		Form of Common Stock Purchase Warrant (Incorporated by reference to Exhibit 4.10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

4.10		Form of Placement Agent Warrant (Incorporated by reference to Exhibit 4.10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

5.01	*	Opinion of Pierce Atwood LLP

Exhibit No.	Description

10.01	Note Purchase Agreement, dated September 4, 2003, between EPC Corporation and Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.02	20.0% Senior Secured Note due December 31, 2012 in the original principal amount of $3.7 million, made by EPC Corporation in favor of Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.02 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.03	Form of 20.0% Senior Secured Note due December 31, 2012 in the original principal amount of $1.7 million, to be made by EPC Corporation in favor of Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.03 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.04	Securities Deposit Agreement, dated September 4, 2003, among EPC Corporation, Crystal Creek Coalpower Funding LLC and the Security Deposit Agent and Securities Intermediary named therein (Incorporated by reference to Exhibit 10.04 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.05

Pledge Agreement, dated September 4, 2003, between the Company and Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.05 to the Registrant’s Current Report on Form

8-K dated September 4, 2003, as filed on September 10, 2003)

10.06	Management Agreement, dated September 4, 2003, between the Company and EPC Corporation (Incorporated by reference to Exhibit 10.06 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.07	Tax Sharing Agreement, dated September 4, 2003, between the Company and EPC Corporation (Incorporated by reference to Exhibit 10.07 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.08	Employment Agreement, dated as of July 3, 2003, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 10.08 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2003)

10.09	Letter Agreement, dated as of March 29, 2004, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 10.09 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2004)

10.10	Services Agreement dated September 13, 2001 between the Company and PG&E Energy Trading Power, L.P. pertaining to the sale and purchase of Nitrogen Oxide Ozone Transport Region (NOx) Budget Allowances completed in 2002 (Incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.11	Purchase and Sale Agreements, dated as of December 16, 1998, January 4, 2000 and January 8, 2000, between PG&E Energy Trading - Power, L.P. and Buzzard Power Corporation pertaining to Nitrogen Oxide Ozone Transport Region (NOx) Budget Allowances (Incorporated by reference to Exhibit 10.96 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.12	Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 7, 1987 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

Exhibit No.	Description

10.13	Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated February 22, 1989, as amended by letter agreement dated March 28, 1989, which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.14	Second Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated September 27, 1989 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.15	Third Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 13, 1990 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.16	Amendment to the Third Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated November 27, 1990 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.17	Letter Agreement dated December 20, 1990 amending the Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 7, 1987, as amended and supplemented from time to time through November 27, 1990, which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.18	Management Services Agreement by and between Scrubgrass Generating Company, L.P. and PG&E-Bechtel Generating Company dated December 15, 1990 which was assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994. PG&E-Bechtel Generating Company has assigned its rights to this agreement ultimately to U.S. Gen. (now PG&E National Energy Group) (Incorporated by reference to Exhibit 10.60 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.19	Agreement for Operation and Maintenance of the Scrubgrass Cogeneration Plant between Scrubgrass Generating Company, L.P. and Bechtel Power Corporation dated December 21, 1990 which was assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994. Bechtel Power Corporation has assigned its rights to this agreement ultimately to U.S. Operating Services Company (now PG&E Operating Services Company) (Incorporated by reference to Exhibit 10.61 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.20	First Amendment to the Agreement for Operation and Maintenance of the Scrubgrass Cogeneration Plant between Buzzard Power Corporation and, ultimately, U.S. Operating Services Company (now PG&E Operating Services Company) dated December 22, 1995 (Incorporated by reference to Exhibit 10.62 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

Exhibit No.	Description

10.21	Stock Pledge Agreement, dated December 19, 1991, between Environmental Power Corporation and Scrubgrass Generating Company, L.P. (Incorporated by reference to Exhibit 10.70 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997)

10.22	Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.71 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000)

10.23	Appendix I to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais, which Appendix defines terms used and not otherwise defined in other contracts (Incorporated by reference to Exhibit 10.67 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000)

10.24	Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.72 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 1997)

10.25	Amendment No. 2, dated as of September 2, 1998, to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.91 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.26	Amended and Restated Lease Agreement between Scrubgrass Generating Company, L.P., a Delaware limited partnership, as Lessor, and Buzzard Power Corporation, a Delaware corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.80 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.27	Amendment No. 1, dated as of June 1, 1996, but not executed until July 24, 1998, to the Amended and Restated Lease Agreement between Scrubgrass Generating Company, L.P., a Delaware limited partnership, as Lessor, and Buzzard Power Corporation, a Delaware corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.93 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.28	Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.83 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.29	Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.85 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 1997)

10.30	Amendment No. 1, updated as of October 9, 1998, to the Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.92 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

Exhibit No.	Description

10.31	Amended and Restated Lessee Working Capital Loan Agreement between Scrubgrass Generating Company, L.P., as Lender, and Buzzard Power Corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.84 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.32	Settlement Agreement, dated August 3, 2000 and effective February 27, 2001, among Buzzard Power Corporation, Scrubgrass Generating Company L.P. and Pennsylvania Electric Company (Incorporated by reference to Exhibit 10.99 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999)

10.33	Technology Licensing Agreement dated May 12, 2000 between Microgy and Danish Biogas Technology, A.S. (portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (Incorporated by reference to Exhibit 10.07 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2001)

10.34	Addendum, dated April 14, 2003, to Technology Licensing Agreement dated May 12, 2000, between Microgy and Danish Biogas Technology, A.S. (Incorporated by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.35	Wisconsin Public Service Corporation Amended and Restated Agreement for Power Purchase with Microgy Cogeneration System, Inc., dated March 18, 2003 (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.36	Environmental Power Corporation Retirement Plan, as restated, effective as of January 1, 1998 and dated as of December 23, 1998 (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.37	Trust Agreement for Environmental Power Corporation Retirement Plan, as amended and restated, effective as of January 1, 1998 and dated as of December 23, 1998 (Incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.38	Indemnification Agreement dated February 12, 2002 between the Company and Joseph Cresci, Donald Livingston, William Linehan, and their successors (Incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.39	First Amendment, dated July 11, 2002, to the Environmental Power Corporation Retirement Plan (the “Plan”) (Incorporated by reference to Exhibit 10.107 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.40	EGTRAA Amendment, dated December 19, 2002 and effective January 1, 2002, to the Environmental Power Corporation Retirement Plan (the “Plan”) (Incorporated by reference to Exhibit 10.108 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.41	Environmental Power Corporation Medical Expense Reimbursement Plan effective as of September 1, 1998 and dated as of December 18, 1998 (Incorporated by reference to Exhibit 10.97 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.42	Office Building Lease Agreement dated December 21, 2001 between the Company and Merkle, Soupcoff, & Fiorentino, Inc. (Incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.43	Promissory Note dated July 30, 1993 by Joseph E. Cresci in favor of Environmental Power Corporation in the original amount of $161,000 (Incorporated by reference to Exhibit 10.101 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

Exhibit No.		Description

10.44		Promissory Note dated July 30, 1993 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $161,000 (Incorporated by reference to Exhibit 10.102 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.45		Promissory Note dated December 15, 1995 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $267,280.50 (Incorporated by reference to Exhibit 10.103 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.46		Promissory Note dated September 9, 1997 by Robert I. Weisberg in favor of Environmental Power Corporation in the original amount of $48,575.00 (Incorporated by reference to Exhibit 10.104 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.47		Promissory Note dated April 12, 2001 by Joseph E. Cresci in favor of Environmental Power Corporation in the original amount of $100,000.00 (Incorporated by reference to Exhibit 10.105 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.48		Promissory Note dated April 12, 2001 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $100,000.00 (Incorporated by reference to Exhibit 10.106 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.49		2004 Severance Pay Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

13.01		Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed on November 17, 2004 (Previously filed with the Securities and Exchange Commission)

13.02		Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on November 17, 2004 (Previously filed with the Securities and Exchange Commission)

13.03		Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on December 3, 2004 (Previously filed with the Securities and Exchange Commission)

21.01	*	Subsidiaries of the Registrant

23.01	*	Consent of Deloitte & Touche LLP

23.02	*	Consent of Pierce Atwood LLP (included in Exhibit 5.01)

*	Filed herewith
**	Previously filed.